UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Utrechtseweg 68
6812 AH Arnhem
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       ☒             Form 40-F       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       ☐                 No       ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

ARCADIS NV
PRESS RELEASE	Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands
Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

ARCADIS TAKES PART IN SALE CARBON CREDITS

Arnhem, The Netherlands, April 6, 2006 – ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD) today announced that Biogás, a partnership of the Brazilian ARCADIS Logos with the Dutch Van der Wiel and the Brazilian Heleno Fonseca Construtechnica , has signed a contract for the sale of carbon credits. Under the contract 1 million tons of carbon credits will be delivered to the German bank KfW in twelve months, starting June 2006, once the final verification report is issued. The carbon credits have been produced and validated according to the Kyoto Treaty. ARCADIS’ ultimate share is 16%.

KfW acquired the carbon credits for buyers within the European Union’s Emission Trading
Scheme (EU ETS), which was established to allow trading of CO2 emission reduction certificates (CER).

In 2003, Biogás developed the largest landfill gas energy plant in the world, producing 170 million kWh per year of electrical power from methane extracted from Saõ Paulo’s Bandeirantes landfill. The methane gas from the landfill is hazardous to the environment and affects global warming. Methane gas is considerably more harmful to greenhouse problems than CO2. Also, by using the methane gas instead of fossil fuel for generating energy, additional emission of CO2 is being avoided.

“This contract is a good example of the way ARCADIS takes a leading role in developing projects that contribute to improving our environment. We are taking pride in being involved in the reduction of global warming effects. I expect that more contracts will follow in the field of certified emission reductions”, says Harrie Noy, CEO of ARCADIS.

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 10,000 employees and over €1 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects.  These are other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten, ARCADIS NV at +31 26 3778604 or e-mail: j.slooten@arcadis.nl

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: April 10, 2006	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chairman Executive Board